UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 13)*

Royce Focus Trust, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

78080N108
(CUSIP Number)

W. Whitney George, 745 Fifth Avenue, New York, New York 10151, (212) 508-4500
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 10, 2014
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13d-1(e), 240.13d‑1(f) or 240.13d-1(g), check the following box [_].

*Note: Six copies of this statement, including all exhibits, should be filed with the Commission.  See Rule 13d-1(a) for other parties to whom copies are to be sent.

*        The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

CUSIP No. 78080N108	13D	Page 2 of 5 Pages

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

W. Whitney George

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [_]
(b) [_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

PF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

4,885,793

8.	SHARED VOTING POWER

0

9.	SOLE DISPOSITIVE POWER

4,885,793

10.	SHARED DISPOSITIVE POWER

0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,885,793

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

21.67%

14.	TYPE OF REPORTING PERSON

IN

CUSIP No. 78080N108	13D	Page 3 of 5 Pages

Item 1.	Security and Issuer.

The title and class of equity securities to which this statement relates is Common Stock.

The name and address of the principal executive offices of the Issuer are:

Royce Focus Trust, Inc.
745 Fifth Avenue
New York, New York 10151

Item 2.	Identity and Background.

(a)	The name of the person filing this statement is W. Whitney George.

(b)	Mr. George's business address is 745 Fifth Avenue, New York, New York 10151.

(c)
Mr. George is Managing Director and Vice President of Royce & Associates, LLC ("Royce"), a registered investment adviser whose clients include the Issuer and other registered investment companies.  He is a Director and Vice President of the Issuer and such other investment companies.  These companies are located at 745 Fifth Avenue, New York, New York 10151.

(d)	Not applicable.
(e)	Not applicable.
(f)	Mr. George is a citizen of the United States.

Item 3.	Source and Amount of Funds or Other Consideration.

There have been no changes since the last Schedule 13D filing.

CUSIP No. 78080N108	13D	Page 4 of 5 Pages

Item 4.	Purpose of Transaction.

Mr. George purchased the shares of the Issuer's Common Stock as an investment for his own account.

Mr. George currently acts as the Issuer's portfolio manager and is an employee of Royce.   In December, the Issuer's Board of Directors plan to meet in order to consider approving a new investment advisory agreement (the "Agreement") with Sprott Asset Management, a Toronto based alternative asset manager ("Sprott").  If approved, Mr. George will continue as the Issuer's portfolio manager following his departure from employment with Royce.  The Issuer would then seek shareholders' approval of the Agreement as required by Section 13 of the Investment Company Act of 1940.  During this transition, Mr. George will continue as an employee of Royce and as the Issuer's portfolio manager.  After the transition, Mr. George will become an employee of Sprott and continue as the Issuer's portfolio manager.

Except as set forth above, Mr. George does not have any present plan or proposal, which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon completion of any of the actions discussed above.  Mr. George reserves the right, at a later date, to effect one or more of such changes or transactions in the number of Common Stock they may be deemed to beneficially own.

Item 5.	Interest in Securities of the Issuer.

	(a)	Mr. George had sole investment and voting discretion over 4,885,793 shares or 21.67% of the Issuer's outstanding Common Stock as of November 10, 2014.
	(b)	Mr. George has sole voting and sole dispositive powers as to all of the shares shown in Item 5(a) above.
	(c)	Since the most recent Schedule 13D filing filed on October 3, 2014, Mr. George has not effected any transactions of the Issuer that were not previously reported on any Schedule 13D filings.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Not applicable.

Item 7.	Material to be Filed as Exhibits.

Not applicable.

CUSIP No. 78080N108	13D	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 10, 2014
(Date)

By:	/s/ W. Whitney George
(Signature)
W. Whitney George

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).